NEWS

Sequans Communications Announces
First Quarter 2019 Financial Results

PARIS - May 9, 2019 - 4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the first quarter ended March 31, 2019.

First Quarter Highlights:
Revenue: Revenue was $7.0 million, an increase of 15.9% compared to the fourth quarter of 2018, primarily due to higher revenue in broadband and IoT, while the postponement of a project caused revenue from the vertical business to be lower than the Q1 target for that business. Q1 revenue represented a decrease of 37.4% compared to the first quarter of 2018, reflecting primarily a decline in broadband revenue and the impact of Cat M customer project delays in IoT.

Gross margin: Gross margin was 41.0% compared to 43.3% in the fourth quarter of 2018, due to an increase in module sales, and compared to 41.7% in the first quarter of 2018, primarily due to a decrease in non-product revenue.

Operating loss: Operating loss was $7.4 million compared to an operating loss of $9.3 million in the fourth quarter of 2018 and an operating loss of $7.3 million in the first quarter of 2018.

Net loss: Net loss was $9.0 million, or ($0.10) per diluted share/ADS, compared to a net loss of $9.5 million, or ($0.10) per diluted share/ADS, in the fourth quarter of 2018 and a net loss of $8.7 million, or ($0.10) per diluted share/ADS, in the first quarter of 2018.

Non-IFRS Net loss: Excluding the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings, non-IFRS net loss was $7.6 million, or ($0.08) per diluted share/ADS, compared to a non-IFRS net loss of $9.4 million, or ($0.10) per diluted share/ADS in the fourth quarter of 2018, and a non-IFRS net loss of $7.5 million, or ($0.08) per diluted share/ADS, in the first quarter of 2018.

Cash: Cash and cash equivalents at March 31, 2019 totaled $7.6 million compared to $12.1 million at December 31, 2018 and exclude the $3 million of proceeds from the issuance of new convertible in May 2019.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2019	%*	Q4 2018 (1)	%*	Q1 2018	%*
Revenue	$7.0		$6.1		$11.2
Gross profit	2.9	41.0%	2.6	43.3%	4.7	41.7%
Operating loss	(7.4)	(105.2)%	(9.3)	(153.7)%	(7.3)	(64.9)%
Net loss	(9.0)	(128.4)%	(9.5)	(156.0)%	(8.7)	(77.9)%
Diluted EPS	($0.10)		($0.10)		($0.10)
Weighted average number of diluted shares/ADS	94,788,726		94,599,554		91,465,178
Cash flow from (used in) operations	(4.6)		(7.5)		(6.0)
Cash, cash equivalents and short-term deposit at quarter-end	7.6		12.1		15.0
Additional information on non-cash items:
- Stock-based compensation included in operating result	0.5		0.3		0.5
- Non-cash interest on convertible debt and other financing	0.9		0.8		0.7
- Non-cash impact of convertible debt amendment	—		(0.4)		—
- Non-cash impact of deferred tax income (loss)	0.1		(0.7)		—
Non-IFRS diluted EPS (excludes non-cash stock-based compensation, impact of convertible debt amendments, effective interest adjustments related to the convertible and other debt and embedded derivative, impact of revaluation of interest-free government loan) and related deferred tax benefit (expense)	($0.08)		($0.10)		($0.08)
* Percentage of revenue
(1) Updated from the 2018 earnings release provided on February 19, 2019.  See Sequans’ Form 20-F filed on May 1, 2019

Sequans reports first quarter 2019 financial results

“We are pleased to see the broadband business improving, the Cat 1 business growing nicely, and momentum continuing to build in the Cat M/NB business as expected during the first quarter,” said Georges Karam, Sequans CEO. “We have already begun to receive orders related to Cat M/NB devices that are scheduled to go into mass production around mid-year, and we expect growth in this business to accelerate in the second half of the year. Even though we are still at the beginning of the market ramp for 4G LTE for IoT, we are fully engaged in 5G, having already conducted five years of research activity. With near-term growth driven by helping customers get the most from 4G technology, enabling them to make a seamless transition to 5G can continue our growth well into the next decade.”

Q2 2019 Outlook
The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2019 to continue the trend seen in Q1 and be better than the first quarter - with continued sequential improvement through the balance of the year, driven by increasing LTE-M revenue as more Sequans-powered devices go into mass production.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the preliminary financial results for the first quarter of 2019 today, May 9, 2019 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1092 (or 612-288-0340) if outside the U.S. A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until June 9, 2019 by dialing toll free 800-475-6701 or 320-365-3844 from outside the U.S., using the following access code: 465836.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy and plans, expectations for IoT and Broadband sales, and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, (xi) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports first quarter 2019 financial results

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, effective interest adjustments related to the convertible debt and other financings, and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2019 (2)	Dec 31, 2018 (1)	March 31, 2018

Revenue :
Product revenue	$4,681	$3,856	$7,635
Other revenue	2,357	2,217	3,599
Total revenue	7,038	6,073	11,234
Cost of revenue
Cost of product revenue	3,575	2,943	5,861
Cost of other revenue	574	503	689
Total cost of revenue	4,149	3,446	6,550
Gross profit	2,889	2,627	4,684
Operating expenses :
Research and development	6,157	6,488	7,519
Sales and marketing	2,221	2,179	2,485
General and administrative	1,913	3,294	1,971

Total operating expenses	10,291	11,961	11,975
Operating loss	(7,402)	(9,334)	(7,291)
Financial income (expense):
Interest income (expense), net	(1,976)	(1,631)	(1,227)
Other financial expenses	—	(400)	—
Convertible debt amendment	—	420	—
Foreign exchange gain (loss)	322	332	(212)
Loss before income taxes	(9,056)	(10,613)	(8,730)
Income tax expense (benefit)	(17)	(1,139)	19
Loss	$(9,039)	$(9,474)	$(8,749)
Attributable to :
Shareholders of the parent	(9,039)	(9,474)	(8,749)
Minority interests	—		—
Basic loss per share	($0.10)	($0.10)	($0.10)
Diluted loss per share	($0.10)	($0.10)	($0.10)
Weighted average number of shares used for computing:
— Basic	94,788,726	94,599,554	91,465,178
— Diluted	94,788,726	94,599,554	91,465,178
(1) Updated from the 2018 earnings release provided on February 19, 2019.  See Sequans’ Form 20-F filed on May 1, 2019
(2) In 2019, the Company adopted IFRS 16 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.

Sequans reports first quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2019 (2)	2018 (1)

ASSETS
Non-current assets
Property, plant and equipment	$9,679	$6,271
Intangible assets	15,183	12,409
Deposits and other receivables	388	394
Other non-current financial assets	331	337
Total non-current assets	25,581	19,411
Current assets
Inventories	7,639	8,243
Trade receivables	8,309	13,177
Contract assets	3,270	2,707
Prepaid expenses and other receivables	4,441	3,237
Recoverable value added tax	683	565
Research tax credit receivable	3,878	3,148
Cash and cash equivalents	7,555	12,086
Total current assets	35,775	43,163
Total assets	$61,356	$62,574

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 94,788,726 shares authorized, issued and outstanding at March 31, 2019 (94,732,539 shares at December 31, 2018)	$2,384	$2,384
Share premium	233,820	225,470
Other capital reserves	40,256	39,768
Accumulated deficit	(281,076)	(272,036)
Other components of equity	(625)	(605)
Total equity	(5,241)	(5,019)
Non-current liabilities
Government grant advances and loans	6,567	5,674
Venture Debt	10,495	11,811
Convertible debt and accrued interest	20,889	19,723
Lease liabilities	4,591	—
Provisions	1,734	1,689
Deferred tax liabilities	616	691
Deferred revenue	687	808
Total non-current liabilities	45,579	40,396
Current liabilities
Trade payables	7,497	9,412
Interest-bearing receivables financing	3,661	10,295
Venture Debt	2,042	823
Lease liabilities	2,126	—
Government grant advances and loans	738	688
Other current liabilities	3,881	4,654
Deferred revenue	777	973
Provisions	296	352
Total current liabilities	21,018	27,197
Total equity and liabilities	$61,356	$62,574
(1) Updated from the 2018 earnings release provided on February 19, 2019.  See Sequans’ Form 20-F filed on May 1, 2019
(2) In 2019, the Company adopted IFRS 16 using the modified retrospective application approach. Accordingly, prior period amounts have not been restated.

Sequans reports first quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2019	2018
Operating activities
Loss before income taxes	$(9,056)	$(8,730)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	1,262	769
Amortization and impairment of intangible assets	1,078	767
Share-based payment expense	488	531
Increase (decrease) in provisions	(21)	22
Financial expense (income)	1,976	1,227
Foreign exchange loss (gain)	(425)	146
Loss (Gain) on disposal of property, plant and equipment	(32)	—
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	2,980	3,958
Decrease (Increase) in inventories	604	8
Decrease (Increase) in research tax credit receivable	(597)	(982)
Decrease in trade payables and other liabilities	(2,478)	(3,315)
Decrease in deferred revenue	(317)	(34)
Decrease in government grant advances	(99)	(410)
Income tax paid	13	34
Net cash flow used in operating activities	(4,624)	(6,009)
Investing activities
Purchase of intangible assets and property, plant and equipment	(585)	(329)
Capitalized development expenditures	(1,080)	(463)
Sale (purchase) of financial assets	12	(20)
Interest received	3	35
Net cash flow used in investments activities	(1,650)	(777)
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	27
Public equity offering proceeds, net of transaction costs paid	—	20,890
Proceeds from issuing of warrants, net of transaction costs paid	8,350	—
Proceeds (Repayment of) from interest-bearing receivables financing	(6,634)	(2,095)
Proceeds from interest-bearing research project financing	1,126	—
Payment of lease liabilities	(727)	—
Repayment of government loans	—	(118)
Interest paid	(373)	(230)
Net cash flows from financing activities	1,742	18,474
Net increase (decrease) in cash and cash equivalents	(4,532)	11,688
Net foreign exchange difference	1	2
Cash and cash equivalent at January 1	12,086	2,948
Cash and cash equivalents at end of the period	$7,555	$14,638

Sequans reports first quarter 2019 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2019	Dec 31, 2018 (3)	March 31, 2018
Net IFRS loss as reported	$(9,039)	$(9,474)	$(8,749)
Add back
Stock-based compensation expense according to IFRS 2 (1)	488	308	532
Non-cash interest on convertible debt and other financing (2)	872	831	671
Non-cash impact of deferred tax income (loss)	76	(656)	—
Non-cash impact of convertible debt amendment	—	(420)	—
	$(7,603)	$(9,411)	$(7,546)
IFRS basic loss per share as reported	($0.10)	($0.10)	($0.10)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of deferred tax income (loss)	$0.00	($0.01)	$0.00
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00

Non-IFRS basic loss per share	($0.08)	($0.10)	($0.08)
IFRS diluted loss per share	($0.10)	($0.10)	($0.10)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.01	$0.00	$0.01
Non-cash interest on convertible debt and other financing (2)	$0.01	$0.01	$0.01
Non-cash impact of deferred tax income (loss)	$0.00	($0.01)	$0.00
Non-cash impact of convertible debt amendment	$0.00	$0.00	$0.00

Non-IFRS diluted loss per share	($0.08)	($0.10)	($0.08)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$2	$—	$3
Research and development	140	147	139
Sales and marketing	68	6	80
General and administrative	278	155	310
(2) Related to the difference between contractual and effective interest rates
(3) Updated from the 2018 earnings release provided on February 19, 2019. See Sequans’ Form 20-F filed on May 1, 2019